Beneficient

325 N. Saint Paul Street, Suite 4850

Dallas, Texas 75201

October 24, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Beneficient
Request to Withdraw Registration Statement on Form S-1
(File No. 333-282760)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Beneficient (the “Registrant”), hereby requests the immediate withdrawal of its Registration Statement on Form S-1 (File No. 333-282760) (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on October 22, 2024. The Registrant is requesting withdrawal of the Registration Statement because of a filing error relating to the EDGAR coding. The Registration Statement was incorrectly filed as form type S-1, and should instead have been filed as form type S-1/A.

Accordingly, the Registrant is requesting that the Registration Statement (Accession No. 0001493152-24-041845), be withdrawn, and the Registrant expects to re-file an identical registration statement as form type S-1/A. The Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement.

The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

If you have questions regarding our request for withdrawal, please contact Matthew L. Fry of Haynes and Boone, LLP at (214)-651-5443.

Sincerely,

BENEFICIENT

By:	/s/ Gregory W. Ezell
Name:	Gregory W. Ezell
Title:	Chief Financial Officer